

May 3, 2021

Sam Barraza
Chief Executive Officer
Critical Solutions, Inc.
30 N. Gould Street
Suite N
Sheridan, WY 82801

      Re: Critical Solutions, Inc.
           Offering Statement on Form 1-A
           Filed April 6, 2021
           File No. 024-11499

Dear Mr. Barraza:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow at 202-551-6524 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance